UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Compañía Anónima Nacional Teléfonos De Venezuela (CANTV) (the “Issuer”)

(Name of Issuer)

Class D Common Shares

Nominal Value Bs. 36.90182224915 Per Share (the “Class D Shares”)

American Depositary Shares, Each Representing Seven Class D Shares (the “ADSs”)

(Title of Class of Securities)

                                                                     P3055Q103 (Class D Shares); 204421101 (ADSs)
(CUSIP Number)

Rafael Robles Miaja

Galicia y Robles, S.C.

Boulevard Manuel Ávila Camacho 24

Torre Del Bosque

Piso 7

Colonia Lomas de Chapultepec

México, D.F. 11000, Mexico

(5255) 5440-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                       February 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 17)

1

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 2 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

3

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 3 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

4

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 4 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

5

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 5 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

6

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 6 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

7

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 7 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

8

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 8 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

9

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 9 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carso Global Telecom, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON HC

10

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 10 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teléfonos de México, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON CO

10

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 11 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) América Móvil, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON HC

11

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 12 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inmobiliaria Carso, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON HC

12

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 13 of 17

Item 1.	Security and Issuer.

This Amendment No. 4 (the “Fourth Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on April 12, 2006, with the Securities and Exchange Commission (the “Commission”), by the Reporting Persons (as defined in the Schedule 13D), with respect to the Class D Shares and the ADSs of Compañía Anónima Nacional Teléfonos De Venezuela (CANTV) (“CANTV” or the “Issuer”), with each ADS representing seven Class D Shares. Capitalized terms used but not otherwise defined in this Fourth Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

The description contained herein supplements Item 2 in the Schedule 13D and should be read in conjunction therewith.

On January 8, 2007, América Telecom was merged into América Movil. Consequently, América Telecom is no longer a Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of the Transaction.

The information set forth under Item 5 of this Fourth Amendment is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (c) (1) CGT, Telmex and América Móvil. On February 8, 2007, the JV and the Verizon Subsidiaries agreed to terminate the Stock Purchase Agreement. As a result of the termination of the Stock Purchase Agreement, as of February 8, 2007, CGT, Telmex and América Movil no longer beneficially own any shares of CANTV.

(2) Inmobiliaria. Inmobiliaria directly holds 2,700,000 ADSs, which represent 18,900,000 Class D Shares in the aggregate (as each ADS represents seven Class D Shares), which is approximately 4.4% of the issued and outstanding Class D Shares of the Issuer (the percentage of Class D Shares owned being based upon 432,159,197 Class D Shares outstanding as of May 31, 2006, as set forth in the Form 20-F filed with the Commission on June 30, 2006). Inmobiliaria has shared power to vote and dispose of the ADSs held by it.

(3) The Slim Family. The Slim Family, as a result of the ADSs owned by Inmobiliaria, may be deemed to beneficially own 2,700,000 ADSs, which represent 18,900,000 Class D Shares in the aggregate (as each ADS represents seven Class D Shares), which is approximately 4.4% of the issued and outstanding Class D Shares of the Issuer (the percentage of Class D Shares owned being based upon 432,159,197 Class D Shares outstanding as of May 31, 2006, as set forth in the Form 20-F filed with the Commission on June 30, 2006). The Slim

13

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 14 of 17

Family may be deemed to have shared power to vote and dispose of the ADSs that are held by Inmobiliaria.

A copy of the agreement terminating the Stock Purchase Agreement, attached as Exhibit 99.9 hereto, is incorporated herein by reference.

(d) Not applicable.

(e) This statement is being filed to report that as of February 8, 2007, the Reporting Persons have ceased to be the beneficial owners of more than 5% of a class of securities covered by this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

The information set forth under Item 5 of this Fourth Amendment is incorporated herein by reference.

14

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 15 of 17

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Press Release, dated April 3, 2006
99.2*	Stock Purchase Agreement, dated as of April 2, 2006, by and among GTE Venezuela S.a.r.l. and Verizon International Holdings Inc., as the Sellers, and Oarsman Investments B.V., as the Buyer
99.3*	Shareholders Agreement of Oarsman Investments B.V., dated as of April 12, 2006, by and among Sercotel, S.A. de C.V. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V.
99.4*	Powers of Attorney
99.5*	Joint Filing Agreement
99.6**

Amendment No. 1 to the Stock Purchase Agreement, dated as of June 30, 2006, by and among GTE Venezuela S.a.r.l. and Verizon International Holdings Inc., as the Sellers, and Oarsman Investments B.V., as the Buyer

99.7***

Amendment No. 2 to the Stock Purchase Agreement, dated as of October 2, 2006, by and among GTE Venezuela S.a.r.l. and Verizon International Holdings Inc., as the Sellers, and Oarsman Investments B.V., as the Buyer

99.8****

Amendment No. 3 to the Stock Purchase Agreement, dated as of December 29, 2006, by and among GTE Venezuela S.a.r.l. and Verizon International Holdings Inc., as the Sellers, and Oarsman Investments B.V., as the Buyer

99.9	Termination Agreement to the Stock Purchase Agreement, dated as of February 8, 2007, by and among GTE Venezuela S.a.r.l. and Verizon International Holdings Inc. and Oarsman Investments B.V.

*Previously filed as an Exhibit to the Schedule 13D filed with the Commission on April 12, 2006.

**Previously filed as an Exhibit to the First Amendment filed with the Commission on July 10, 2006.

*** Previously filed as an Exhibit to the Second Amendment filed with the Commission on October 3, 2006.

**** Previously filed as an Exhibit to the Third Amendment filed with the Commission on January 3, 2007.

15

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 16 of 17

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Rafael Robles Miaja
Rafael Robles Miaja
Marco Antonio Slim Domit	Attorney-in-Fact
February 9, 2007
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

By: Armando Ibáñez Vázquez
Title: Attorney-in-Fact

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By: Adolfo Cerezo Pérez
Title: Attorney-in-Fact

AMÉRICA MÓVIL, S.A.B. DE C.V.

By: Alejandro Cantú Jiménez
Title: Attorney-in-Fact

16

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 17 of 17

INMOBILIARIA CARSO, S.A. de C.V.

By: Armando Ibáñez Vázquez
Title: Attorney-in-Fact

17